# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jinxin Technology Holding Company, CIK 0001967631
CUSIP: 47760D102
Title of class of securities: Ordinary shares, par value US$0.00001428571428 per share
Address of issuer's principal executive offices: Floor 8, Building D, Shengyin Building,, Shengxia Road 666, Pudong District, Shanghai, China (F4), 201203
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056944

## Reporting persons
- Rockbridge Angel Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 73,344,866; shared voting power 0; sole dispositive power 73,344,866; shared dispositive power 0; aggregate amount beneficially owned 73,344,866 (6.36% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 73,344,866 ordinary shares directly held by Rockbridge Angel Investments Limited, a Hong Kong company wholly-owned by Shanghai Rockbridge Investment Center (Limited Partnership), which is controlled by Weidong Chen, its general partner.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the Issuer's initial public offering, as reported in its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 6, 2024.
- Shanghai Rockbridge Investment Center (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); sole voting power 73,344,866; shared voting power 0; sole dispositive power 73,344,866; shared dispositive power 0; aggregate amount beneficially owned 73,344,866 (6.36% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 73,344,866 ordinary shares directly held by Rockbridge Angel Investments Limited, a Hong Kong company wholly-owned by Shanghai Rockbridge Investment Center (Limited Partnership), which is controlled by Weidong Chen, its general partner.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the Issuer's initial public offering, as reported in its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 6, 2024.
- Weidong Chen: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 73,344,866; shared voting power 0; sole dispositive power 73,344,866; shared dispositive power 0; aggregate amount beneficially owned 73,344,866 (6.36% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 73,344,866 ordinary shares directly held by Rockbridge Angel Investments Limited, a Hong Kong company wholly-owned by Shanghai Rockbridge Investment Center (Limited Partnership), which is controlled by Weidong Chen, its general partner.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the Issuer's initial public offering, as reported in its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 6, 2024.

## Item 1. Issuer
Name of issuer: Jinxin Technology Holding Company
Address of issuer's principal executive offices: Floor 8, Building D, Shengyin Building, Shengxia Road 666, Pudong District, Shanghai 201203, People's Republic of China

## Item 2. Person Filing
Name of person filing:
Rockbridge Angel Investments Limited

Shanghai Rockbridge Investment Center (Limited Partnership)

Weidong Chen
Address of principal business office or, if none, residence:
Rockbridge Angel Investments Limited: Room 2609, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong

Shanghai Rockbridge Investment Center (Limited Partnership): Room J7059, Zone E, 1/F, Building 4, Kefu Road 358-368, Jiading District, Shanghai, People's Republic of China

Weidong Chen: Room 501, Building 11, Yanggao South Road 5135, Pudong District, Shanghai, People's Republic of China
Citizenship:
Rockbridge Angel Investments Limited: Hong Kong

Shanghai Rockbridge Investment Center (Limited Partnership): People's Republic of China

Weidong Chen: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Rockbridge Angel Investments Limited: 73,344,866

Shanghai Rockbridge Investment Center (Limited Partnership): 73,344,866

Weidong Chen: 73,344,866

Represents 73,344,866 ordinary shares directly held by Rockbridge Angel Investments Limited, a Hong Kong company wholly-owned by Shanghai Rockbridge Investment Center (Limited Partnership), which is controlled by Weidong Chen, its general partner.
Percent of class:
Rockbridge Angel Investments Limited: 6.36%

Shanghai Rockbridge Investment Center (Limited Partnership): 6.36%

Weidong Chen: 6.36%

The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the Issuer's initial public offering, as reported in its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 6, 2024.
Sole power to vote or to direct the vote:
Rockbridge Angel Investments Limited: 73,344,866

Shanghai Rockbridge Investment Center (Limited Partnership): 73,344,866

Weidong Chen: 73,344,866
Shared power to vote or to direct the vote:
Rockbridge Angel Investments Limited: 0

Shanghai Rockbridge Investment Center (Limited Partnership): 0

Weidong Chen: 0
Sole power to dispose or to direct the disposition:
Rockbridge Angel Investments Limited: 73,344,866

Shanghai Rockbridge Investment Center (Limited Partnership): 73,344,866

Weidong Chen: 73,344,866
Shared power to dispose or to direct the disposition:
Rockbridge Angel Investments Limited: 0

Shanghai Rockbridge Investment Center (Limited Partnership): 0

Weidong Chen: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Joint Filing Agreement

## Signatures
- Rockbridge Angel Investments Limited: /s/ Weidong Chen, Weidong Chen, Director (02/19/2025)
- Shanghai Rockbridge Investment Center (Limited Partnership): /s/ Weidong Chen, Weidong Chen, Director (02/19/2025)
- Weidong Chen: /s/ Weidong Chen, Weidong Chen (02/19/2025)